

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

<u>CCU BEGINS SELLING HEINEKEN BEER</u>

(Santiago, Chile, June 25, 2003) - Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announces that it began selling Heineken beer in Chile and Argentina. On April 28, 2003, the Company, through its subsidiaries, Cervecera CCU Chile Ltda. and Compañía Cervecerías Unidas Argentina S.A., signed license and technical assistance agreements with Heineken Brouwerijen B.V. providing them with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina. The Company began selling Heineken beer in both countries on June 18, 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.